Filed by Ecolab Inc.

(Commission File No. 001-09328)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Nalco Holding Company

On July 20, 2011, Ecolab Inc. began distributing the following to a diversified audience.

ECOLAB-NALCO MERGER

Q&A — ALL AUDIENCES

GENERAL QUESTIONS

Who is Nalco?

Nalco is the global leader in water management, which ultimately results in the preservation of resources.  Their people help customers manage water and energy, enhance air quality, optimize environmental impact and operate more efficiently.  Nalco is a $4 billion publicly held company based in Naperville, Illinois, serving 50,000 customers in more than 150 countries.  They have been in business since 1928.

What’s the rationale for the merger?

Nalco’s deep expertise, global reach and leading suite of water and water-related solutions will enable Ecolab to provide total water processing management to our current customers around the world, consistent with Ecolab’s “circle the customer” strategy.  Nalco also is the leading energy services provider, helping energy companies manage energy extraction in more efficient and environmentally responsible ways.  In fast-growing emerging markets, Nalco has built a more extensive sales and service team.  Both organizations will gain access to new customers, and both will benefit from the financial and management strength of the combined organization.

Why are Ecolab and Nalco merging?

This merger positions us for a long period of exceptional growth.  It is consistent with our Strategy 2015 goal to become water, energy and waste experts in our markets.  We are bringing together two very strong companies whose capabilities and cultures are complementary and whose business models are similar.  We share deeply held beliefs about how to drive our businesses, and strong commitments to safety and ethics.  We share a commitment to exceptional technology and a passion for great on-the-ground service in our customers’ operations.  Exceptionally talented and capable people at both companies are dedicated to uncompromising service and growth. Additionally, both companies are committed to sustainability, helping customers manage water, energy and other resources with care.

Joining forces makes us even stronger.  Nalco’s deep expertise, global reach and leading suite of water solutions will enable us to provide total water processing management to our current customers around the world.  Nalco also is the leading energy services provider, helping energy companies manage energy extraction in more efficient and environmentally responsible ways.  In fast-growing emerging markets, Nalco has built a more extensive sales and service team.  Both organizations will gain access to new customers, and both will benefit from the financial and management strength of the combined organization.

There are enormous opportunities created by macro trends shaping our world today — the growing demand for food and the resulting safety challenges; the aging population’s need for quality health care; growing energy demands; and the increasing scarcity of fresh, clean water.

Once the merger is complete, we will be extremely well positioned to fully capture these opportunities in all of our business sectors and grow faster together than we could independently.

Is this an acquisition or a merger?

It’s a merger effected through an exchange of cash and Ecolab stock for all of Nalco’s outstanding shares and the assumption of its debt. After the merger, Nalco will be a subsidiary of Ecolab. We chose this type of financing to ensure that we did not have too much debt that could restrict our ability to invest in our core businesses.

Where will the company’s headquarters be?

Headquarters will be in St. Paul, but Nalco’s WPS business will continue to be based in Naperville and its Energy Services business in Sugar Land/Dubai.

Will you be closing any of Nalco’s R&D facilities?

We intend to build on both companies’ technology strengths and retain the world-class R&D talent in both companies in their respective cities.

Will Nalco be branded Ecolab?

No, Nalco also has a very strong brand and the plan is to maintain that identity for their lines of business.  The merged company’s name, however, will be Ecolab.

When will the transaction close?

Close is expected before the end of fourth quarter 2011.

Does this merger fit into a larger strategy of either company?

The merger is right on target with Ecolab’s Strategy 2015 goal to become water, energy and waste experts in our markets, providing a broader suite of water technologies and broader geographic coverage.  Additionally, Nalco’s strength in BRIC countries will enhance Ecolab’s ability to develop its leadership position in emerging markets.

The merger also will enable accelerated investment in product innovation at Nalco, and in Nalco’s sales and service force, enhancing the range of effective and efficient solutions for customers and, bolstering growth prospects for both firms.

What is the market opportunity driving this merger?

Water, energy, food safety and an increasing focus on sustainability offer strong future growth opportunities.  In particular, water is the world’s most valuable resource, and water scarcity is a major world challenge, as well as a growth opportunity. Water is integral to key industrial processes:

•                  Cleaning and sanitation

•                  Food processing

•                  Boiler and cooler water treatment

•                  Oil and gas extraction and processing

•                  Pulp & paper processing

Total process management of water is a tremendous opportunity, especially in key markets such as China, India, Brazil and Russia.  We want to be involved in all of these areas.

How will Nalco benefit from Ecolab’s ownership?

Ecolab can provide a stronger financial base to enable Nalco to accelerate innovation and pursue additional market opportunities.  Additionally, Ecolab understands the need to continue to invest in key elements of the business, including a technically strong sales and service force.

Why do you think the merger will work?

Ecolab and Nalco have very similar business models. Both companies place a high priority on sales and service capabilities, a chemical/service model with a recurring revenue stream, and a steady pipeline of innovation and application

know-how.   In addition, Nalco has derived strong benefits from its recent focus on automation technology.

Both companies share a focus on sustainability, helping customers use less water and energy and optimize their environmental impact. And their corporate cultures are similar, with both taking a deeply service-oriented, customer-centric approach to business, maintaining a strong commitment to safety, integrity and ethics.

What are Ecolab’s core strengths?

Ecolab has a long history of leadership in water, energy and waste management delivered through a global sales and service organization and spanning industries including food service, food and beverage manufacturing, healthcare, hospitality, textile and vehicle care and pest control.  It also is a global leader in providing the social aspects of sustainable development, with leading positions in a variety of businesses that protect and improve public health.

What are Nalco’s core strengths?

Nalco’s core strengths are in service, automation, chemistry and specialty equipment.

Water Treatment Services:

•                  Boiler water applications

•                  Cooling water applications

•                  Raw water/potable water preparation

•                  Waste water applications

•                  Water reuse and recycling

Energy Services:

•                  Well stimulation and completion

•                  Enhanced oil recovery

•                  Production refining

•                  Petrochemical Fuel Additives

Pulp and Paper applications

Clean air technologies

Services

•                  Analytical

•                  Consulting

•                  Eco-Efficiency

•                  Predictive modeling

•                  360 remote monitoring

•                  Technical and field service

•                  Customer training

•                  Equipment

Where are the synergies between Ecolab and Nalco’s oil and gas business?

The way Ecolab goes to market and its focus on a highly technical and technology-driven service sales model is very similar to the way Nalco runs its business.   Ecolab already serves a diverse suite of industries.  Its food and beverage (F&B) business, for example, provides very sophisticated chemistry and service to control or eliminate the growth of dangerous pathogens in food processing plants or on food tissue.  F&B is highly technical, employing a range of several thousand specialty formulas supported by technically educated field personnel, many with advanced science and engineering educations.

Nalco’s oil and gas extraction business also depends on highly technical chemistry and on-the-ground service provided by highly educated professionals.  As oil and gas extraction becomes more difficult, the business of helping energy companies manage extraction in environmentally friendly ways will grow. That’s one of the macro-trends that both companies want to capitalize on.  Nalco is involved in all three areas of energy — extraction, processing and production of petroleum-based products — using water- and chemistry-based processes.

What is Ecolab’s commitment to employee safety?

Ecolab has a very strong commitment to employee safety and has employee safety programs in place based on industry strands and best practices, and resources within each division and plant to manage safety programs. North American facilities are audited periodically by a third-party consultant. Similarly, in Europe and Asia Pacific, an outside EHS consultant audits our plants.

Ecolab is committed to improving associate safety performance through training and communication, and expansion of the Global Incident Management System. Our 2011 goal is to achieve best-in-class status for driver and associate safety compared to our benchmarks by 2015. In 2010 in the U.S., Occupational Safety & Health Administration (OSHA) Recordable Injury rates declined 8 percent, and total collision rates per million miles declined 4 percent.

Some of Nalco’s businesses represent increased safety challenges.  What is their commitment to employee safety?

Safety is the first of Nalco’s core values.  Nalco leadership routinely communicates to employees that there is nothing so important to accomplish in a day that we should risk our ability to return safety to our families at the end of the day. Safety training is part of new employee on boarding programs, and particular emphasis is placed on driver safety and pre-work risk assessments.  Our target each year is zero injuries.  While we have not yet achieved this, we have performed within the top-quartile of our industry set.

Nalco has a very strong commitment to employee safety and has employee safety programs in place in all locations, with extensive training for field sales and service teams. Our Safety, Health and Environment programs are structured on Responsible Care, a chemical industry-specific, and voluntary, global initiative that has been part of the company’s culture since 1985. Responsible Care is implemented through a management system approach that offers an integrated, structured method focused on seven key areas of our operations: community awareness and emergency response; security; distribution; employee health and safety; pollution prevention; process safety and product stewardship. Implementing Responsible Care in the United States includes mandatory independent third-party verification of those management systems.

Nalco’s Garyville Plant in the United States recently won a SAFE (Serious About Fostering Excellence) Award for safety, environmental and community performance from the Louisiana Chemical Association. Its Fawley Plant in the United Kingdom won six consecutive Gold Awards from the Royal Society for the Prevention of Accidents (RoSPA) for demonstrating well developed occupational health and safety management systems and culture, outstanding control of risk and very low levels of error, harm and loss. The U.S. Occupational Safety and Health Administration have given a Voluntary Protection Program Star Award to Nalco’s Sugar Land Plant in the United States for outstanding workplace safety and health management.

What common customers do Ecolab and Nalco have?

The two companies serve customers in many of the same industries, including food and beverage manufacturing and meat processing, hospitality, health care and colleges and universities.  We see opportunities to collaborate in areas including cleaning and sanitization and water management.

How many Ecolab customers can benefit from Nalco’s products and services?

Ecolab customers will benefit by the broader product offering Nalco can bring to solve their boiler and cooling water treatment, waste water treatment, pollution control, and energy conservation areas.

Part of the strategy for this merger is to accelerate the growth of our businesses in Food & Beverage, hospitality, textile care, healthcare and other current core Ecolab markets.  The current Ecolab Water Energy and Waste team has many of the capabilities to serve these markets; adding Nalco’s expertise will expand what Ecolab can offer its customers considerably.

How many Nalco customers can benefit from Ecolab’s products and services?

A broad range of Nalco’s industrial customers also have need for Ecolab’s expertise in cleaning and sanitation to ensure cleaner, safer, healthier environments.

Will Ecolab’s or Nalco’s leadership team remain in place? When will leadership decisions be made?

The companies expect to have a combined management team; key leadership roles are still being determined. Changes to the reporting structure may happen in the future but we do not know the details just yet.  Before the merger closes, we are limited in the decisions we can make and communicate, but we will share as much with you as we can, when we can.

Do you anticipate any plant closures or layoffs?

This merger is primarily driven by growth, not by an effort to drive down costs.   Both companies have very strong cost reduction programs in place which we expect to continue.  As in any merger, there are long-term opportunities to gain efficiencies, primarily from making our administrative functions more efficient, but we have not yet developed any specific plans.  We expect to largely maintain our sales and service organizations and intend to continue to invest in our R&D and customer-facing commercial teams, which are critical to making this merger deliver the benefits, value and the opportunities we’ve identified.  The vast majority of Nalco and Ecolab employees should benefit favorably as there will be exciting opportunities for business growth, financial performance and career growth in the new organization.

We do know that the manufacturing processes and formulations used for products marketed by Nalco and Ecolab are very often very different so any manufacturing source consolidations are likely some time away.

How will merging with Ecolab help Nalco grow?

The companies believe a merger could help accelerate Nalco’s investment in its product innovation and sales and service force, enhancing the range of effective and efficient solutions for our customers and bolstering growth prospects for both our firms.  Both organizations will gain access to new customers, and both will benefit from the financial and management strength of the combined organization.

Will Ecolab keep Nalco’s pulp and paper business?  A few years ago you divested of a similar business.

There are no plans to sell any businesses.  Ecolab provides its suite of solutions to a broad range of industries and we are glad to add the paper industry to our customer base.   For perspective, today Ecolab provides field service and chemistry solutions to more than 20 separate industry groups.  So we are very comfortable adapting our business model to another industry.

Nalco’s paper business is one of the market leaders in that sector.  Historically it has grown faster than the market due to its focus on large multinational corporations and market leaders and the higher end paper segments.  This is a business in which technology and service are critical to customers in driving water and energy savings and productivity enhancements.  So similar to Ecolab’s business model, this is one that is consistent with how we go to market and will provide attractive growth rates in the future.

Will any other businesses be sold?

There are no plans to sell any businesses. Nalco’s current products and services are very complementary to Ecolab’s and we see significant opportunities in the years to come by continuing to invest in our own and Nalco’s existing business lines.

Ecolab has a clean balance sheet that helped the company get through these tough economic times. Why are you now increasing debt?

The Ecolab balance sheet is strong and after the merger we expect our debt will retain a strong investment grade rating thanks to the strong equity component in the transaction and strong expected cash flows.

Ecolab said it would achieve 15 percent growth from its core businesses; what was wrong with that story before?

The combined company will have better growth opportunities through broader exposure to high growth markets and geographies than either company has on its own.

Why not invest in a share repurchase program instead?

Repurchasing shares is not a growth strategy.  It would not allow either company to take advantage of the great opportunities in water and energy.

How will this merger affect Ecolab or Nalco customers?

As we transition to a combined business over the coming weeks and months, the shared priority of both organizations is to continue to provide the highest levels of service and minimize any disruptions to our customers. There will be no changes in service for our customers, who will maintain their current contacts within

Ecolab and Nalco. We expect that once the merger is complete, we will be able to offer customers broader service coverage, while still serving our core businesses.

Will this merger benefit customers?

Over the coming years, water and energy issues will be an increasing challenge for companies as our global population grows, countries industrialize and access to fresh, clean water becomes scarcer. Through this merger, our customers will gain access to a broad range of services enabling them to improve water management, air quality and energy efficiency from a single provider. We also will be able to offer more service coverage in emerging markets to further support our customers’ business growth.

GENERAL ASSOCIATE QUESTIONS ANTICIPATED FROM BOTH COMPANIES

Are the two company’s cultures compatible?

We believe there is a great fit in corporate culture, technologies, competencies and business models.   We share deeply held beliefs about how to drive our businesses, starting with safety.  We share a commitment to exceptional technology and a passion for great on-the-ground service in our customers’ operations.  Exceptionally talented and capable people at both companies are dedicated to uncompromising service and growth. Additionally, both companies are committed to sustainability, helping customers manage water, energy and other resources with care.

Will we be integrating IT infrastructure?

Some IT systems will probably be integrated but specific ones are not currently designated. We will provide updates in the coming months as we work through the details.

How will overlapping functions be consolidated?

As the integration moves forward, we will be looking at synergies and how functions can be made more efficient, focusing on corporate and staff functions rather than the field or commercial side of the business or R&D.   Integration teams will be established to ensure that we are leveraging the best talent and practices possible.

What about country managers, how will that be consolidated?

This merger is about growth and we will need strong talent across the organization.  There may be long-term opportunities for consolidation in some

markets but it will take time to determine what makes the most sense for the business.     Where we do consolidate we would make decisions based on identifying the best person for a particular position, not which company they originally came from.  We don’t expect consolidation involving Nalco’s energy business, which runs as a separate division.

Will I have to move?

We expect very few changes for most associates.

How will I be informed on an ongoing basis?

We are developing an overall integration plan during this transition period before close, and that will include an ongoing communications effort.  In the meantime, please do not hesitate to contact your manager with specific questions.

Will I have to report to someone new?

This answer will vary individually and may not be known definitively for quite some time.  For most employees, no change is expected.

Will my performance be assessed differently?

Changes to the reporting structure may happen in the future but there are no immediate plans to change reporting relationships, or how performance is measured.   As Ecolab and Nalco integrate, there will be an adjustment period but we expect that the changes will be positive as you find new opportunities to grow. As we move forward with the transition, changes to specific job functions will become clearer but in the near term both businesses will continue to operate as usual.

Our companies share a strong sales record, focus on customer satisfaction and the proven ability to plan and execute in good times and bad. More than anything, we know that our success is driven by our people

How will we integrate the two organizations? What’s the timing?

We expect to begin forming integration teams later this summer in anticipation of being able to operate as one company heading into the new year.

Who will lead the integration teams? What teams will there be?

It is too early to know. We will begin integration planning in the next few weeks but integration can only begin after the merger closes.

How will we make sure it’s a true integration of the two companies?

The fact that the senior leadership will be a combination of the leadership from both companies will help ensure that happens.

Will our employee representatives continue (Australia, works councils in Europe)?

Where we have a legal obligation, we will continue to operate the Workers Councils.

Can I volunteer to help with the integration?

We understand that many associates and employees would like to participate in the integration and we will definitely need help. We have not yet identified the integration team/processes. Above all everyone can help during the transition by staying focused on serving our customers and keeping the business running smoothly.

What if I am asked to comment on the merger by a member of the media or analyst community?

News media questions should be referred to Mike Monahan for Ecolab and Charlie Pajor or John Schoen for Nalco.

What do I tell customers, distributors and suppliers?

Business unit leaders will be responsible for developing the strategy for outreach to customers, distributors and suppliers. Leaders are receiving toolkits to assist with the outreach which includes draft letters to customers and talking points for conversations.

Will there be cross-selling opportunities between our respective customer bases?

Yes, there will be opportunities after the close. Until the merger closes, however, Ecolab and Nalco will continue to operate as separate entities and cross-selling efforts should not be pursued.

How will customer contracts signed by Ecolab and Nalco be handled? Will those contracts have to be reissued?

Since Ecolab and Nalco will continue to operate as separate entities, existing contracts will remain in effect. Both companies value their customers and will work to ensure uninterrupted service during both the transition time and after close.

What should we tell customers? What if my customers ask me about the news? What should I say?

We suggest that you focus on how the merger will enhance our ability to provide them with exceptional products and service and assure them that there will be no changes to their current relationships with Nalco or Ecolab — same representative, same products and services and same dedication to serving them.

Should we continue to sell against each other until the merger closes?

The guidance both sides are receiving is to conduct business as usual. More specifics will be available from business unit leaders.  Ecolab and Nalco will operate as separate entities until close and will not share customer information to avoid conflicts of interest and to comply with legal requirements.  It is not appropriate for employees of one company to contact the other about current customers, transactions or business operations until the transaction closes and specific instructions are shared from your management.

When can we reach out to the other company’s customers?

We cannot share customer lists until after the merger closes. It is not appropriate to contact any employee of the other organization about current customers, transactions or business operations until the transaction closes and specific instructions are shared from your management.

What if we’re competing against each other for a proposal? How will we integrate?

The companies will operate as separate entities until close.

Potential Questions from Ecolab Associates

Does this mean that Ecolab’s traditional businesses are going to be less important?

No, on the contrary, this merger will enable Ecolab to provide a broader range of water management products and services to current customers, supporting our “circle the customer” strategy.  Ecolab also will be able to offer more sales and service coverage in emerging markets.

We financed the transaction with a large portion of stock to preserve our ability to continue to invest in Ecolab’s core businesses.  Each of our sectors is vital to our ability to achieve our goals and we intend to continue to make the investments needed to grow all of our core businesses.  The merger with Nalco will help all our core businesses grow more rapidly.

Are Ecolab’s compensation and benefits going to change?  How?  When will we find out?

There will be no changes in compensation or benefits as a result of the merger. We will determine how to integrate benefits and compensation programs after the close.

Why do we want to get involved in heavy industry?

Global demand for energy is equally strong, and as a combined company we will be better able to serve that demand as well. Nalco also is the leading energy services provider, helping energy companies manage energy extraction in more efficient and environmentally responsible ways.  Nalco’s oil and gas extraction business also depends on highly technical chemistry, water management expertise and on-the-ground service provided by highly educated professionals.

As oil and gas extraction becomes more difficult, the business of helping energy companies manage extraction in environmentally friendly ways will grow. That’s one of the macro-trends that both companies want to capitalize on.  Nalco is involved in all three areas of energy — extraction, processing and production of petroleum-based products — using water- and chemistry-based processes.

Ecolab already serves a diverse suite of industries.  What is common to them is a commitment to innovation, specialized chemistry and dispensing and a customer-centric culture.  We are glad to add the energy market to our customer base.  Given the growing demands for energy, this is going to be a growth market in the future.  Merging with Nalco helps Ecolab broaden our business platform and enhance our global growth opportunities.  The key to our success has been the ability to continually expand the markets it serves and broaden its growth opportunities.

Potential Questions from Nalco Employees

What should I know about Ecolab?

Ecolab, Inc. (NYSE: ECL) is a St. Paul, Minnesota-based Fortune 500 company that develops, manufactures and sells products and services that clean, sanitize and prevent the spread of food borne illness and infection.

Customers in more than 160 countries use Ecolab’s products in a range of environments, including healthcare (hospitals, clinics and long-term care facilities), hospitality (hotels, cruise ships and resorts), food service (restaurants and supermarkets), food and beverage manufacturing and government, education and commercial facilities. In addition, Ecolab’s products are used in the vehicle wash industry and the commercial laundry business. Other Ecolab offerings include products and services in pest control and foodservice equipment repair.

Based on annual sales and market share, Ecolab is the leader in its industry. Its more than 14,500-member field sales and service force, the industry’s largest, provides personalized, on-site service to customers around the world.  Because of the company’s ongoing investment in information technology, these field representatives increasingly use data analysis of customers’ cleaning and sanitation efforts to help them improve their economic and environmental performance.

Ecolab operates more than 50 manufacturing and distribution centers worldwide. It has established sustainability goals for its operations, and reports annual progress in its Sustainability Report using the Global Reporting Initiative’s (GRI) G3 Sustainability Reporting Guidelines.  The company has received numerous awards for its sustainability activities.

Ecolab has invested heavily in innovation. Over the past five years, it has devoted more than $400 million to research and development, and it currently holds more than 3,700 patents.   It operates seven R&D Centers around the world and has than 700 people in its research, development and engineering team.

A main focus of the company’s R&D efforts has been environmental sustainability. By providing its million-plus customers with cleaning products that reduce the need for water and energy and reduce waste streams, Ecolab is able to realize its greatest opportunity to impact the stewardship of natural resources.  Among the company’s recent innovations are: solid detergents, which provide cleaning performance, ease of use and improved worker safety while reducing packaging and lowering the use of fossil fuels in distribution; conveyor lubricants that dramatically reduce the water needed to move bottles on conveyor lines in beverage manufacturing; and low-temperature laundry products that reduce operational and environmental costs for commercial laundries.

History

Ecolab was founded as Economics Laboratory in St. Paul, Minnesota, in 1923 by Merritt J. (M.J.) Osborn.  The company’s first product was Absorbit, a product designed for use in cleaning guest room carpets while in the rooms. Previously, hotels had sent carpets out to be cleaned, closing the rooms until they were reinstalled.

During visits with hotel customers, Osborn recognized the emerging need for an effective soap for the new electric dishmachines then becoming popular in hotel restaurants. This led to the company’s second product, Soilax dishmachine detergent.  Soilax proved to be a successful product that provided the company its initial financial success.  Osborn and his son, E.B., who succeeded him as president, believed strongly in customer service.  They laid an important foundation for the future by establishing a field service team and training its members in the science of clean and ways to handle customer with the technical training they would need to address customer problems.  Today, that customer service force numbers more than 14,500 — and each is trained and prepared to work on-site to address problems, train staff and anticipate needs of the company’s customers.

Privately owned from its founding, the company went public in 1957.  It was listed on the New York Stock Exchange in 1986, the year it also changed its name to Ecolab.

In 2010, Ecolab was named one of the “World’s Most Ethical Companies” by Ethisphere magazine. The extensive research process included reviewing over 10,000 of the world’s leading companies on six continents. Fewer than 100 companies were chosen for the award.

Who leads Ecolab?

Douglas M. Baker, Jr., is chairman of the board, president and chief executive officer of Ecolab, Inc., a Fortune 500 global leader in cleaning and sanitizing products and services for the food service, food and beverage processing and health care sectors. Based in St. Paul, Minn., Ecolab employs more than 26,000 people globally and serves customers in more than 160 countries.

Baker joined Ecolab in 1989, initially holding various marketing and leadership positions in the U.S. and Europe including vice president and general manager of Kay Chemical Co. a division of Ecolab that provides cleaning and sanitizing programs tailored specifically for the quick food service (fast food) and food retail (supermarket and grocery) markets. Later Baker became president of Ecolab’s Institutional business sector, which provides cleaning and sanitation products, programs and services to food service, hospitality, healthcare and commercial customers in North America. Baker was named Ecolab’s president and chief operating officer in 2002, president and chief executive officer in 2004 and added the chairman of the board responsibilities in 2006. Through 2010, Ecolab had grown 46 percent to $6.1 billion and earnings had increased 88 percent to $530 million during his tenure as CEO, and employment has increased by 24 percent.

Baker has been recognized one of the 100 Most Influential People in Business Ethics by Ethisphere magazine in 2007. He was identified as one of the top 50 CEOs under 50 by CEO magazine in 2008, and most recently ranked as one of the top 10 wealth creators also by CEO magazine in both 2009 and 2010.

Before joining Ecolab, Baker spent seven years with Procter & Gamble in various brand management positions.

In addition to his Ecolab responsibilities, Baker serves as a member of the board of directors of U.S. Bancorp.

Baker earned a bachelor’s of arts degree from Holy Cross College in Worcester, Mass., where he majored in English.

Who will be CEO?  Who will be on the board?

Doug Baker, CEO of Ecolab,  will be the CEO of the combined organization. We have not yet confirmed board members, but our intent is to have representation on the board from each company.

We have gone through a number of ownership changes in the last 10+ years, how is this one going to be different?

While we’ve gone through previous ownership changes, we believe this merger is different, and will truly set us on a strong path for these reasons:

•        We are starting from a position of strength. We are financially and operationally stronger now than we have been in the past several years.

•        Our success has placed us in an attractive position in the market, which means we can demand a premium price for our business.

•        This transaction is in the form of a merger, which means we will maintain many of the aspects of the Nalco business and its operations.

•        Ecolab’s business model and culture are very similar to ours, which means we will manage through this transition under a common set of values.

•        We have complementary (versus duplicative) market-leading offerings, which means we can accelerate our growth plans even faster than we could have alone.

Given our growth plans and financial position, why aren’t we buying a business(s)?

Clearly, part of our current momentum and growth strategy has involved acquisitions. However, to ensure the success and sustainability of our business, we needed to be open to a variety of ownership options and partnerships. The decision to merge these two companies—and the advantages of doing so—were heavily considered by the boards and CEOs of both companies. We believe this merger dramatically accelerates our current growth plans.

How will the merger impact existing processes (e.g., 2012 budgeting)?

In general employees of both companies should conduct business as usual until after the close.  We will move forward with the budgeting process according to our normal schedule. At close, our finance teams will integrate business plans.

Will my salary change? What assurances can you give me that my employment will continue?

There will be no changes in salaries or compensation as a result of the merger. We will determine how to integrate benefits and compensation after the close.

What happens to my vacation time?

The integration planning process will address a wide range of human resources issues and any changes will be communicated to all employees.

What should I do differently now?

Don’t get distracted.  Keep doing a good job and keep providing exceptional service to our customers.  We keenly appreciate the importance of our sales and service teams and their relationship with our customers.

What happens to MIP, SIP, LTIP, and/or LSP payouts?

Nalco’s intent is to maintain our incentive plans through 2011. You will receive your 2011 incentive payouts under those plans based on actual results compared to performance goals.

Will we move forward with Global Job Structures?

As the integration plans move forward,  we will determine how Global Job Structures align with the Ecolab career and compensation structure.

Will we move forward with new online systems—Performance Management System and Learning Management System?

We are in the process of evaluating how our online tools and systems will integrate.  Nalco employees will remain on the current performance and learning management systems at least through 2011.

How will my health and welfare benefits change?

For 2012, Nalco employees will remain on the Nalco benefits program.  After the close, we will make decisions about how health and welfare benefits will be integrated.

How will annual enrollment for benefits be impacted this year?

You will enroll for benefits this fall as you normally would. There are no changes planned as Nalco employees will remain on Nalco’s benefits program through 2012.

How will my retirement income plan, and profit sharing and savings plan benefits change?

For 2011, Nalco retirement benefits will be maintained. After the merger closes, decisions will be made about how retirement benefits will be integrated.

Does Ecolab have a pension plan?

Yes.

What impact will the merger have on the Nalco pension plan?

The merger will not have an immediate impact on the pension plan. After the merger closes decisions will be made about how retirement benefits—including the pension plan—will be integrated.

Will the lump sum feature of the pension plan be reinstated?

The ability to pay the full unrestricted lump sum is dependent on the funded status of the plan. If the Nalco plan is merged with another plan, the combined funded level will be used to determine if the plan is above 80%.

What do Ecolab’s benefit plans look like (U.S. only)?

Like Nalco, Ecolab offers a comprehensive benefit program. Offering high-quality benefits programs are considered an important part of the total rewards they offer to their associates. After the close, we carefully reviewing the benefits offered by Earth and how Nalco’s health and financial benefits will be integrated.

Can I sell my stock between the announcement and the close?

Generally speaking, the pending merger, once announced, will not affect Nalco employees’ ability to sell their stock. You will continue to be subject to Nalco’s general policies and restrictions concerning stock sales.

Will the Leadership Stock Plan and LTIP still be in place in 2012?

After the close, we will share more information about 2012 stock programs.

What happens to our Create Your Difference Employment Value Proposition?

The work Nalco has done to develop its Create Your Difference employment value proposition will be leveraged throughout integration planning. At this time, we do not know how the value proposition will translate to the new organization.

Should we move forward with open requisitions in the system?

Yes.  We need to continue to operate our business. All new requisition requests should be submitted to your leader for review and approval.

What happens to my paid time off?

Nalco’s paid time off program will remain the same through 2011. We have not made a decision about paid time off programs for 2012.

How will service be handled?

Any service with Nalco will count toward service in the combined organization.

Will I receive a new employment contract from Ecolab? (outside of U.S.)

It is not anticipated that the transaction will immediately result in the requirement for any new employment contracts.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,”  “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast”  (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Ecolab and Nalco, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Ecolab or Nalco prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Ecolab or Nalco could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Ecolab, Nalco and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Ecolab and Nalco, see the Annual Reports on Form 10-K of Ecolab and Nalco for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Ecolab nor Nalco undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

Ecolab will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Ecolab and Nalco that will also constitute a prospectus of Ecolab relating to the proposed transaction.  WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Ecolab, Nalco and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Secretary or by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Secretary and security holders may also read and copy any reports, statements and other information filed by Ecolab or Nalco with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Ecolab, Nalco and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.